Exhibit 99.1

EnCana completes US$500 million debt offering

CALGARY, Alberta (October 2, 2003) – EnCana Corporation (TSX, NYSE: ECA) has completed a public offering in the United States of US$500 million of 4.75% Notes due October 15, 2013. The net proceeds of the offering will be used to repay existing floating-rate bank and commercial paper indebtedness. As at June 30, 2003, on a pro forma basis, taking into account this offering, approximately 58 percent of EnCana’s outstanding debt was in U.S. dollars.

These debt securities are rated A– by Standard & Poor’s, Baa1 by Moody’s Investors Service and A (low) by Dominion Bond Rating Service.

The offering was made in the United States under EnCana’s previously filed shelf registration statement for up to US$2 billion of debt securities. Citigroup and UBS Investment Bank acted as joint book-running and lead managers for the offering.

EnCana is one of the world’s leading independent oil and gas companies. It has an enterprise value of approximately C$30 billion. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Susan Grey	Alan Boras
Analyst, Investor Relations	Manager, Media Relations
(403) 645-4751	(403) 645-4747

1